I. Richard Garr
President & CEO

J. Rory Rohan
Senior Vice President
Midtown Partners & Co., LLC
380 Lexington Avenue, 10th Floor
New York, NY 10168

December 4th, 2008

Rory, this will confirm that Neuralstem has authorized you to request a term sheet from the designated investors identified by you in our conversations.  Both parties understand and agree that neither your investors nor Neuralstem will be under any obligation to close a deal until and unless full and final closing documents for the transaction contemplated, are executed.

In the event that we close a deal, with the designated investors in the next ten days, we agree to pay your firm a cash commission equal to 7% of the sales proceeds, and warrants equal to 7% of the number of shares sold.  The warrants shall be a 20% premium to the calculated closing price of the stock in the transaction (before the discount to market) and the terms shall be as we discussed regardless of the terms in the investor warrants.

I look forward to proceeding.

Richard

9700 Great Seneca Highway, Suite 240, Rockville, MD  20850.
Tel: 301-366-4841   Fax: 240-453-6208   e-mail: irgarr@neuralstem.com